March 17, 2008
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7017
Washington, D.C. 20549
Attention: Brigitte Lippmann, Esq.

Re:	Tarragon Homes Corporation
Registration Statement on Form 10
Registration No. 001-33305
Ladies and Gentlemen:
     Tarragon Homes Corporation (the “Company”) hereby respectfully requests the immediate withdrawal of the Company’s Registration Statement on Form 10 (File No. 001-33305) filed on February 9, 2007, as amended by the Company’s Amendment No. 1 to the Registration Statement on Form 10 filed on May 3, 2007, and as further amended by the Company’s Amendment No. 2 to the Registration Statement on Form 10 filed on June 21, 2007 (collectively, the “Registration Statement”). The Registration Statement was not declared effective by the Securities and Exchange Commission, and no securities were offered or sold pursuant to the Registration Statement. The Company is requesting withdrawal of the Registration Statement, including the exhibits filed thereto, because the Board of Directors of Tarragon Corporation, the parent of the Company (“Tarragon”), has determined not to pursue the spin-off.
     Should you have any questions regarding this application for withdrawal, please do not hesitate to contact the undersigned at (214) 599-2293 or Edward B. Winslow of Jones Day at (312) 269-4223.

Sincerely, TARRAGON HOMES CORPORATION
By:	\s\ Kathryn Mansfield
Kathryn Mansfield
Secretary